

Mail Stop 7010

June 17, 2008

Raj L. Gupta, Chief Executive Officer
Rohm and Haas Company
100 Independence Mall West
Philadelphia, PA 19106

Re: Rohm and Haas Company
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 21, 2008
Definitive Proxy Statement
Filed March 19, 2008
File No. 001-03507

Dear Mr. Gupta:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director